UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
OVERSTOCK.COM, INC.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
690370101

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☑Rule 13d-1(c)
☐Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690370101

1	NAMES OF REPORTING PERSONS. Chou Associates Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		2,323,999

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,323,999

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,323,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 23,805,937 outstanding shares of common stock as reported in Overstock.com’s Form 10-Q for the quarter ended September 30, 2007.

CUSIP No.	690370101

1	NAMES OF REPORTING PERSONS. Francis S. M. Chou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		2,323,999

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,323,999

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,323,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 23,805,937 outstanding shares of common stock as reported in Overstock.com’s Form 10-Q for the quarter ended September 30, 2007.

CUSIP No.	690370101

1	NAMES OF REPORTING PERSONS. Chou Associates Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		1,593,741

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,593,741

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,593,741

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 23,805,937 outstanding shares of common stock as reported in Overstock.com’s Form 10-Q for the quarter ended September 30, 2007.

Item 1(a)	Name of Issuer:
OVERSTOCK.COM, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
6350 South 3000 East, Salt Lake City, UT 84121

Item 2(a)	Name of Person Filing:
     This statement is filed on behalf of Chou Associates Fund, Chou Associates Management Inc. and Francis S. M. Chou (collectively, the “Reporting Persons”).
     Chou Associates Management Inc. is the investment advisor of Chou Associates Fund and other investment funds. As such, Chou Associates Management Inc., through investment advisory contracts or otherwise, may be deemed to beneficially own securities owned by other persons, including Chou Associates Fund.
     Mr. Francis S. M. Chou is the Chief Executive Officer and Portfolio Manager of Chou Associates Management Inc. As such, Mr. Chou may be deemed to control Chou Associates Management Inc. and to beneficially own securities beneficially owned by Chou Associates Management Inc. Mr. Chou does not own directly or indirectly own any securities covered by this statement for his own account. The filing of this statement shall not be construed as an admission that Mr. Chou is the beneficial owner of any of the securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
110 Sheppard Avenue East, Suite 301, Box 18, Toronto ON M2N 6Y8

Item 2(c) Citizenship:
Chou Associates Management, Inc. – Ontario, Canada
Francis S.M. Chou – Canada
Chou Associates Fund – Ontario, Canada

Item 2(d)	Title of Class of Securities:
Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number:
690370101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Certain of the shares (and/or the convertible debt securities that are convertible into shares) beneficially owned by the Reporting Persons are held by funds with respect to which Chou Associates Management Inc. is the investment advisor, which funds have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest relates to more than 5% of the class of shares, except as disclosed herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008	Chou Associates Management Inc.

	By:	/s/ Francis S. M. Chou

		Name:	Francis S. M. Chou
		Title:	CEO and Portfolio Manager

Francis S. M. Chou

/s/ Francis S. M. Chou

Name: Francis S. M. Chou

Chou Associates Fund

	By:	/s/ Francis S. M. Chou

		Name:	Francis S. M. Chou
		Title:	CEO and Portfolio Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 2 to the Schedule 13G relating to the common stock of the issuer filed February 14, 2007 by the reporting person(s) with the Commission)